As filed with the Securities and Exchange Commission on March 3, 2025

File Nos. 333-235734
811-23504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No. __

Post-Effective Amendment No. 53

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]
Amendment No. 56

AIM ETF PRODUCTS TRUST
(Exact Name of Registrant as Specified in Charter)

5701 GOLDEN HILLS DRIVE, MINNEAPOLIS, MN 55416-1297
(Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, Including Area Code (763) 765-7453

Amanda Farren, Chief Legal Officer 5701 Golden Hills Drive Minneapolis, MN 55416-1297
(Name and Address of Agent for Service of Process)

With Copy to: J. Stephen Feinour, Jr., Esq. Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, Pennsylvania 19103-7018

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended. Explanatory Note

This Post-Effective Amendment No. 53 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A relates only to AllianzIM U.S. Equity 6 Month Floor5 Jan/Jul ETF and AllianzIM U.S. Equity 6 Month Floor5 Apr/Oct ETF (the “Registration Statement”), and is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of amending Exhibit 28(j)(i) to the Registration Statement. Accordingly, this Amendment consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A setting forth the exhibit to the Registration Statement. This Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.
This Amendment incorporates by reference the information contained in Parts A and B of Post-Effective Amendment No. 50 to the Registration Statement, which was filed on February 27, 2025.

AIM ETF PRODUCTS TRUST

File Nos. 811-23504 & 333-235734
PART C
Other Information

Item 28. Exhibits.

The following exhibits are filed herewith, except as noted:

(a) Agreement and Declaration of Trust

(i)
Certificate of Trust dated December 17, 2019 is incorporated by reference to the Registrant’s initial Registration Statement on Form N-1A (Filed December 27, 2019) (the “Initial Registration Statement”).

(ii) Agreement and Declaration of Trust dated December 17, 2019 is incorporated by reference to the Initial Registration Statement.

(b) By-laws

(i) By-Laws effective as of December 17, 2019 are incorporated by reference to the Initial Registration Statement.

(c) Instruments Defining Rights of Security Holders

(i) Agreement and Declaration of Trust

(a) Article III, Shares
(b) Article V, Shareholders’ Voting Powers and Meetings
(c) Article VI, Net Asset Value; Distributions; Redemptions; Transfers
(d) Article VIII, Certain Transactions: Section 4
(e) Article X, Miscellaneous: Section 4

(ii) By-Laws

(a) Article II, Meetings of Shareholders
(b) Article VI, Records and Reports: Section 1, 2 and 3
(c) Article VII, General Matters: Section 3, 4, 6 and 7
(d) Article VIII, Amendments: Section 1

(iii) Part B, Statement of Additional Information – Item 22

(d) Investment Advisory Contracts

(i)
Investment Advisory Agreement dated March 6, 2020 between AIM ETF Products Trust and Allianz Investment Management LLC is incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (Filed May 15, 2020).

(a) Schedule A to the Investment Advisory Agreement, as amended and restated February 14, 2025.

(e) Underwriting Contracts

(i)
ETF Distribution Agreement dated April 8, 2020 between AIM ETF Products Trust and Foreside Fund Services, LLC is incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (Filed May 15, 2020).

(a)First Amendment dated September 18, 2020 to the ETF Distribution Agreement is incorporated by reference to Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-1A (Filed December 15, 2020).

(b)Second Amendment dated September 1, 2021 to the ETF Distribution Agreement is incorporated by reference to Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-1A (Filed September 14, 2021).

(c)ETF Distribution Agreement, effective September 30, 2021, between AIM ETF Products Trust and Foreside Fund Services, LLC is incorporated by reference to Post-Effective Amendment No. 10 to the Registrant’s Registration Statement on Form N-1A (Filed January 28, 2022).

(d)First Amendment dated October 1, 2022 to the ETF Distribution Agreement, effective September 30, 2021, is incorporated by reference to Post-Effective Amendment No. 14 to the Registrant’s Registration Statement on Form N-1A (Filed October 14, 2022).

(e)Second Amendment dated November 20, 2023 to the ETF Distribution Agreement, effective September 30, 2021, is incorporated by reference to Post-Effective Amendment No. 28 to the Registrant’s Registration Statement on Form N-1A (Filed January 24, 2024).

(f)Third Amendment dated December 15, 2023 to the ETF Distribution Agreement, effective September 30, 2021, is incorporated by reference to Post-Effective Amendment No. 28 to the Registrant’s Registration Statement on Form N-1A (Filed January 24, 2024).

(g) Fourth Amendment dated February 6, 2024 to the ETF Distribution Agreement, effective September 30, 2021 is incorporated by reference to Post-Effective Amendment No. 31 to the Registrant’s Registration Statement on Form N-1A (Filed March 25, 2024).

(h)Fifth Amendment dated October 23, 2024 to the ETF Distribution Agreement, effective September 30, 2021 is incorporated by reference to Post-Effective Amendment No. 42 to the Registrant’s Registration Statement filed on Form N-1A (Filed December 2, 2024).

(i)Sixth Amendment dated February 14, 2025 to the ETF Distribution Agreement, effective September 30, 2021 is incorporated by reference to Post-Effective Amendment No. 49 to the Registrant’s Registration Statement filed on Form N-1A (Filed February 18, 2025).

(ii) Form of Authorized Participant Agreement is incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (Filed May 15, 2020).

(f) Bonus or Profit Sharing Contracts

Not Applicable.

(g) Custodian Agreements

(i)
Custodian Agreement dated May 15, 2020 between AIM ETF Products Trust and Brown Brothers Harriman & Co is incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (Filed May 15, 2020).

(a) Amendment dated February 14, 2025 to the Custodian Agreement dated May 15, 2020.

(h) Other Material Contracts

(i)
Administrative and Transfer Agency Agreement dated May 15, 2020 between AIM ETF Products Trust and Brown Brothers Harriman & Co is incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (Filed May 15, 2020).

(a) Amendment dated February 14, 2025 to the Administrative and Transfer Agency Agreement dated May 15, 2020.

(ii)
Fund PFO/Treasurer Agreement dated April 8, 2020 between AIM ETF Products Trust and Foreside Fund Officer Services, LLC is incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (Filed May 15, 2020).

(iii)
Consulting Services Agreement dated April 8, 2020 between AIM ETF Products Trust and Foreside Fund Officer Services, LLC is incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (Filed May 15, 2020).

(iv)
Amended and Restated Compliance Services Agreement dated January 1, 2023 by and among Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and AIM ETF Products Trust and Allianz Investment Management LLC is incorporated by reference to Post-Effective Amendment No. 18 to the Registrant’s Registration Statement on Form N-1A (Filed March 29, 2023).

(v)
Investment Advisory Fee Reduction Agreement dated January 8, 2025 with respect to AllianzIM 6 Month Buffer10 Allocation ETF and AllianzIM Buffer20 Allocation ETF is incorporated by reference to Post-Effective Amendment No. 49 to the Registrant’s Registration Statement filed on Form N-1A (Filed February 18, 2025).

(vi)
Form of Investment Advisory Fee Reduction Agreement with respect to AllianzIM Buffer15 Uncapped Allocation ETF is incorporated by reference to Post-Effective Amendment No. 49 to the Registrant’s Registration Statement filed on Form N-1A (Filed February 18, 2025).

(i) Legal Opinion

(i)
Opinion and consent of counsel with respect to AllianzIM U.S. Large Cap Buffer10 Apr ETF and AllianzIM U.S. Large Cap Buffer20 Apr ETF is incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (Filed May 15, 2020).

(ii)
Opinion and consent of counsel with respect to AllianzIM U.S. Large Cap Buffer10 Jul ETF and AllianzIM U.S. Large Cap Buffer20 Jul ETF is incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (Filed May 21, 2020).

(iii)
Opinion and consent of counsel with respect to AllianzIM U.S. Large Cap Buffer10 Oct ETF and AllianzIM U.S. Large Cap Buffer20 Oct ETF is incorporated by reference to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-1A (Filed September 16, 2020).

(iv)
Opinion and consent of counsel with respect to AllianzIM U.S. Large Cap Buffer10 Jan ETF and AllianzIM U.S. Large Cap Buffer20 Jan ETF is incorporated by reference to Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-1A (Filed December 15, 2020).

(v)
Opinion and consent of counsel with respect to AllianzIM U.S. Large Cap 6 Month Buffer10 Jan/Jul ETF, AllianzIM U.S. Large Cap 6 Month Buffer10 Apr/Oct ETF, AllianzIM U.S. Large Cap Floor10 Jan ETF, AllianzIM U.S. Large Cap Floor10 Apr ETF, AllianzIM U.S. Large Cap Floor10 Jul ETF, and AllianzIM U.S. Large Cap Floor10 Oct ETF is incorporated by reference to Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-1A (Filed September 14, 2021).

(vi)
Opinion and consent of counsel with respect to AllianzIM U.S. Large Cap Buffer10 Nov ETF, AllianzIM U.S. Large Cap Buffer20 Nov ETF, AllianzIM U.S. Large Cap Buffer10 Dec ETF, AllianzIM U.S. Large Cap Buffer20 Dec ETF, AllianzIM U.S. Large Cap Buffer10 Feb ETF, AllianzIM U.S. Large Cap Buffer20 Feb ETF, AllianzIM U.S. Large Cap Buffer10 Mar ETF, and AllianzIM U.S. Large Cap Buffer20 Mar ETF is incorporated by reference to Post-Effective Amendment No. 14 to the Registrant’s Registration Statement on Form N-1A (Filed October 14, 2022).

(vii)
Opinion and consent of counsel with respect to AllianzIM U.S. Large Cap Buffer10 May ETF, AllianzIM U.S. Large Cap Buffer20 May ETF, AllianzIM U.S. Large Cap Buffer10 Jun ETF, AllianzIM U.S. Large Cap Buffer20 Jun ETF, AllianzIM U.S. Large Cap Buffer10 Aug ETF, AllianzIM U.S. Large Cap Buffer20 Aug ETF, AllianzIM U.S. Large Cap Buffer10 Sep ETF, and AllianzIM U.S. Large Cap Buffer20 Sep ETF is incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (Filed April 19, 2023).

(viii)
Opinion and consent of counsel with respect to AllianzIM U.S. Large Cap 6 Month Buffer10 Feb/Aug ETF, AllianzIM U.S. Large Cap 6 Month Buffer10 Mar/Sep ETF, AllianzIM U.S. Large Cap 6 Month Buffer10 May/Nov ETF and AllianzIM U.S. Large Cap 6 Month Buffer10 Jun/Dec ETF is incorporated by reference to Post-Effective Amendment No. 28 to the Registrant’s Registration Statement on Form N-1A (Filed January 24, 2024).

(ix)
Opinion and consent of counsel with respect to AllianzIM U.S. Equity 6 Month Floor5 Jan/Jul ETF and AllianzIM U.S. Equity 6 Month Floor5 Apr/Oct ETF is incorporated by reference to Post-Effective Amendment No. 29 to the Registrant’s Registration Statement on Form N-1A (Filed January 24, 2024).

(x)
Opinion and consent of counsel with respect to AllianzIM U.S. Equity Buffer15 Uncapped Jan ETF, AllianzIM U.S. Equity Buffer15 Uncapped Feb ETF, AllianzIM U.S. Equity Buffer15 Uncapped Mar ETF, AllianzIM U.S. Equity Buffer15 Uncapped Apr ETF,   AllianzIM U.S. Equity Buffer15 Uncapped May ETF, AllianzIM U.S. Equity Buffer15 Uncapped Jun ETF, AllianzIM U.S. Equity Buffer15 Uncapped Jul ETF, AllianzIM U.S. Equity Buffer15 Uncapped Aug ETF, AllianzIM U.S. Equity Buffer15 Uncapped Sep ETF, AllianzIM U.S. Equity Buffer15 Uncapped Oct ETF, AllianzIM U.S. Equity Buffer15 Uncapped Nov ETF, and AllianzIM U.S. Equity Buffer15 Uncapped Dec ETF is incorporated by reference to Post-Effective Amendment No. 31 to the Registrant’s Registration Statement on Form N-1A (Filed March 25, 2024).

(xi)
Opinion and consent of counsel with respect to AllianzIM Buffer20 Allocation ETF and AllianzIM 6 Month Buffer10 Allocation ETF is incorporated by reference to Post-Effective Amendment No. 43 to the Registrant’s Registration Statement on Form N-1A (Filed December 2, 2024).

(xii)
Opinion and consent of counsel with respect to AllianzIM Buffer15 Uncapped Allocation ETF is incorporated by reference to Post-Effective Amendment No. 49 to the Registrant’s Registration Statement on Form N-1A (Filed February 18, 2025).

(j) Other Opinions

(i) Consent of Independent Registered Public Accounting Firm.

(k) Omitted Financial Statements

Not Applicable.

(l) Initial Capital Agreements

(i)
Purchase Agreement between AIM ETF Products Trust and Allianz Life Insurance Company of North America is incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (Filed May 15, 2020).

(m) Rule 12b-1 Plan

(i) Distribution and Service Plan, pursuant to Rule 12b-1 is incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (Filed May 15, 2020).
(a) Schedule A to the Distribution and Service Plan, as amended and restated June 18, 2024.

(n) Rule 18f-3 Plan

Not Applicable.

(p) Code of Ethics

(i) Code of Ethics of Allianz Investment Management LLC is incorporated by reference to Post-Effective Amendment No. 16 to the Registrant’s Registration Statement on Form N-1A (Filed January 27, 2023).
(ii) Code of Ethics of AIM ETF Products Trust is incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (Filed May 15, 2020).

(iii) Code of Ethics of Foreside Financial Group, LLC is incorporated by reference to Post-Effective Amendment No. 30 to the Registrant’s Registration Statement on Form N-1A (Filed February 27, 2024).

(q) Power of Attorney

(i) Power of Attorney dated February 25, 2022 is incorporated by reference to Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A (Filed July 29, 2022).

Item 29. Persons Controlled by or Under Common Control with the Fund

None

Item 30. Indemnification

The Agreement and Declaration of Trust (the “Declaration”) provides that any person who is or was a Trustee, officer, employee or other agent, including the underwriter, of such Trust shall be liable to the Trust and its shareholders only for (1) any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing, or (2) the person’s own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person (such conduct referred to herein as Disqualifying Conduct) and for nothing else. Except in these instances and to the fullest extent that limitations of liability of agents are permitted by the Delaware Statutory Trust Act (the “Delaware Act”), these Agents (as defined in the Declaration) shall not be responsible or liable for any act or omission of any other Agent of the Trust or any investment adviser or principal underwriter. Moreover, except and to the extent provided in these instances, none of these Agents, when acting in their respective capacity as such, shall be personally liable to any other person, other than such Trust or its shareholders, for any act, omission or obligation of the Trust or any trustee thereof.

The Trust shall indemnify, out of its property, to the fullest extent permitted under applicable law, any of the persons who was or is a party, potential party, or non-party witness, or is threatened to be made a party, potential party, or non-party witness to any Proceeding (as defined in the Declaration), or is otherwise involved in a Proceeding, because the person is or was an Agent of such Trust. These persons shall be indemnified against any Expenses (as defined in the Declaration), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the Proceeding if the person acted in good faith or, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or plea of nolo contendere or its equivalent shall not in itself create a presumption that the person did not act in good faith or that the person had reasonable cause to believe that the person’s conduct was unlawful. There shall nonetheless be no indemnification for a person’s own Disqualifying Conduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Trustees, officers and controlling persons of the Trust pursuant to the foregoing provisions, or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Trust of expenses incurred or paid by a Trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with securities being registered, the Trust may be required, unless in the opinion of its counsel the matter has been settled by controlling precedent, to submit to a court or appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Indemnification of the Trust’s Trustees, officers, adviser, distributor, custodian, administrator and transfer agent against certain stated liabilities is provided for in the following documents:

(a) Section 9 of the Investment Advisory Agreement dated March 6, 2020 between AIM ETF Products Trust and Allianz Investment Management LLC, as incorporated by reference herein.

(b) Section 6 of the ETF Distribution Agreement dated April 8, 2020 between AIM ETF Products Trust and Foreside Fund Services, LLC, as incorporated by reference herein.

(c) Section 10 of the Custodian Agreement dated May 15, 2020 between AIM ETF Products Trust and Brown Brothers Harriman & Co., as incorporated by reference herein.

(d) Section 10 of the Administrative and Transfer Agency Agreement dated May 15, 2020 between AIM ETF Products Trust and Brown Brothers Harriman & Co., as incorporated by reference herein.

(e) Section 3 of the Fund PFO/Treasurer Agreement dated April 8, 2020 between AIM ETF Products Trust and Foreside Fund Officer Services, LLC, as incorporated by reference herein.

(f) Section 2 of the Consulting Services Agreement dated April 8, 2020 between AIM ETF Products Trust and Foreside Fund Officer Services, LLC, as incorporated by reference herein.

Item 31. Business and Other Connections of the Investment Adviser

Allianz Investment Management LLC (previously Allianz Life Advisers, LLC) - this information is included in Form ADV filed with the SEC by Allianz Investment Management LLC (Registration No. 801-60167).  The Adviser’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

Item 32. Principal Underwriters

Item 32(a)                          Foreside Fund Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.AB Active ETFs, Inc.
2.ABS Long/Short Strategies Fund
3.Absolute Shares Trust
4.ActivePassive Core Bond ETF, Series of Trust for Professional Managers
5.ActivePassive Intermediate Municipal Bond ETF, Series of Trust for Professional Managers
6.ActivePassive International Equity ETF, Series of Trust for Professional Managers
7.ActivePassive U.S. Equity ETF, Series of Trust for Professional Managers
8.Adaptive Core ETF, Series of Collaborative Investment Series Trust
9.AdvisorShares Trust
10.AFA Multi-Manager Credit Fund
11.AGF Investments Trust
12.AIM ETF Products Trust
13.Alexis Practical Tactical ETF, Series of Listed Funds Trust
14.AlphaCentric Prime Meridian Income Fund
15.American Century ETF Trust
16.Amplify ETF Trust
17.Applied Finance Core Fund, Series of World Funds Trust
18.Applied Finance Explorer Fund, Series of World Funds Trust
19.Applied Finance Select Fund, Series of World Funds Trust
20.ARK ETF Trust
21.ARK Venture Fund
22.B.A.D. ETF, Series of Listed Funds Trust
23.Bitwise Funds Trust
24.Bluestone Community Development Fund
25.BondBloxx ETF Trust
26.Bramshill Multi-Strategy Income Fund, Series of Investment Managers Series Trust
27.Bridgeway Funds, Inc.
28.Brinker Capital Destinations Trust
29.Brookfield Real Assets Income Fund Inc.
30.Build Funds Trust
31.Calamos Convertible and High Income Fund
32.Calamos Convertible Opportunities and Income Fund
33.Calamos Dynamic Convertible and Income Fund
34.Calamos ETF Trust
35.Calamos Global Dynamic Income Fund
36.Calamos Global Total Return Fund
37.Calamos Strategic Total Return Fund
38.Carlyle Tactical Private Credit Fund
39.Cboe Vest Bitcoin Strategy Managed Volatility Fund, Series of World Funds Trust
40.Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund, Series of World Funds Trust
41.Cboe Vest US Large Cap 10% Buffer Strategies Fund, Series of World Funds Trust
42.Cboe Vest US Large Cap 10% Buffer VI Fund, Series of World Funds Trust
43.Cboe Vest US Large Cap 20% Buffer Strategies Fund, Series of World Funds Trust
44.Cboe Vest US Large Cap 20% Buffer VI Fund, Series of World Funds Trust
45.Center Coast Brookfield MLP & Energy Infrastructure Fund
46.Clifford Capital Focused Small Cap Value Fund, Series of World Funds Trust
47.Clifford Capital International Value Fund, Series of World Funds Trust
48.Clifford Capital Partners Fund, Series of World Funds Trust
49.Cliffwater Corporate Lending Fund
50.Cliffwater Enhanced Lending Fund
51.Cohen & Steers Infrastructure Fund, Inc.
52.Convergence Long/Short Equity ETF, Series of Trust for Professional Managers
53.CornerCap Small-Cap Value Fund, Series of Managed Portfolio Series
54.CrossingBridge Pre-Merger SPAC ETF, Series of Trust for Professional Managers
55.Curasset Capital Management Core Bond Fund, Series of World Funds Trust
56.Curasset Capital Management Limited Term Income Fund, Series of World Funds Trust
57.CYBER HORNET S&P 500® and Bitcoin 75/25 Strategy ETF, Series of ONEFUND Trust
58.Davis Fundamental ETF Trust
59.Defiance Daily Short Digitizing the Economy ETF, Series of ETF Series Solutions
60.Defiance Hotel, Airline, and Cruise ETF, Series of ETF Series Solutions
61.Defiance Israel Bond ETF, Series of ETF Series Solutions
62.Defiance Next Gen Connectivity ETF, Series of ETF Series Solutions
63.Defiance Next Gen H2 ETF, Series of ETF Series Solutions
64.Defiance Pure Electric Vehicle ETF, Series of ETF Series Solutions
65.Defiance Quantum ETF, Series of ETF Series Solutions
66.Direxion Funds
67.Direxion Shares ETF Trust
68.Dividend Performers ETF, Series of Listed Funds Trust
69.Dodge & Cox Funds
70.DoubleLine ETF Trust
71.DoubleLine Income Solutions Fund
72.DoubleLine Opportunistic Credit Fund
73.DoubleLine Yield Opportunities Fund
74.DriveWealth ETF Trust
75.EIP Investment Trust
76.Ellington Income Opportunities Fund
77.ETF Managers Trust
78.ETF Opportunities Trust
79.Evanston Alternative Opportunities Fund
80.Exchange Listed Funds Trust
81.FlexShares Trust
82.Forum Funds
83.Forum Funds II
84.Forum Real Estate Income Fund
85.Goose Hollow Enhanced Equity ETF, Series of Collaborative Investment Series Trust
86.Goose Hollow Multi-Strategy Income ETF, Series of Collaborative Investment Series Trust
87.Goose Hollow Tactical Allocation ETF, Series of Collaborative Investment Series Trust
88.Grayscale Future of Finance ETF, Series of ETF Series Solutions
89.Guinness Atkinson Funds
90.Harbor ETF Trust
91.Horizon Kinetics Blockchain Development ETF, Series of Listed Funds Trust
92.Horizon Kinetics Energy and Remediation ETF, Series of Listed Funds Trust
93.Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust
94.Horizon Kinetics Medical ETF, Series of Listed Funds Trust
95.Horizon Kinetics SPAC Active ETF, Series of Listed Funds Trust
96.IDX Funds
97.Innovator ETFs Trust
98.Ironwood Institutional Multi-Strategy Fund LLC
99.Ironwood Multi-Strategy Fund LLC
100.John Hancock Exchange-Traded Fund Trust
101.LDR Real Estate Value-Opportunity Fund, Series of World Funds Trust
102.Mairs & Power Balanced Fund, Series of Trust for Professional Managers
103.Mairs & Power Growth Fund, Series of Trust for Professional Managers
104.Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers
105.Mairs & Power Small Cap Fund, Series of Trust for Professional Managers
106.Manor Investment Funds
107.Merk Stagflation ETF, Series of Listed Funds Trust
108.Milliman Variable Insurance Trust
109.Mindful Conservative ETF, Series of Collaborative Investment Series Trust
110.Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV
111.Mohr Growth ETF, Series of Collaborative Investment Series Trust
112.Mohr Sector Nav ETF, Series of Collaborative Investment Series Trust
113.Morgan Stanley ETF Trust
114.Morningstar Funds Trust
115.Mutual of America Investment Corporation
116.NEOS ETF Trust
117.North Square Investments Trust
118.OTG Latin American Fund, Series of World Funds Trust
119.Overlay Shares Core Bond ETF, Series of Listed Funds Trust
120.Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust
121.Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust
122.Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust
123.Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust
124.Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust
125.Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust
126.Palmer Square Opportunistic Income Fund
127.Partners Group Private Income Opportunities, LLC
128.Performance Trust Mutual Funds, Series of Trust for Professional Managers
129.Perkins Discovery Fund, Series of World Funds Trust
130.Philotimo Focused Growth and Income Fund, Series of World Funds Trust
131.Plan Investment Fund, Inc.
132.PMC Core Fixed Income Fund, Series of Trust for Professional Managers
133.PMC Diversified Equity Fund, Series of Trust for Professional Managers
134.Point Bridge America First ETF, Series of ETF Series Solutions
135.Preferred-Plus ETF, Series of Listed Funds Trust
136.Putnam ETF Trust
137.Quaker Investment Trust
138.Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust
139.Rareview Inflation/Deflation ETF, Series of Collaborative Investment Series Trust
140.Rareview Systematic Equity ETF, Series of Collaborative Investment Series Trust
141.Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust
142.Renaissance Capital Greenwich Funds
143.Reynolds Funds, Inc.
144.RiverNorth Enhanced Pre-Merger SPAC ETF, Series of Listed Funds Trust
145.RiverNorth Patriot ETF, Series of Listed Funds Trust
146.RMB Investors Trust
147.Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
148.Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
149.Roundhill Alerian LNG ETF, Series of Listed Funds Trust
150.Roundhill Ball Metaverse ETF, Series of Listed Funds Trust
151.Roundhill Cannabis ETF, Series of Listed Funds Trust
152.Roundhill ETF Trust
153.Roundhill Magnificent Seven ETF, Series of Listed Funds Trust
154.Roundhill S&P Global Luxury ETF, Series of Listed Funds Trust
155.Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust
156.Roundhill Video Games ETF, Series of Listed Funds Trust
157.Rule One Fund, Series of World Funds Trust
158.Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust
159.Six Circles Trust
160.Sound Shore Fund, Inc.
161.SP Funds Trust
162.Sparrow Funds
163.Spear Alpha ETF, Series of Listed Funds Trust
164.STF Tactical Growth & Income ETF, Series of Listed Funds Trust
165.STF Tactical Growth ETF, Series of Listed Funds Trust
166.Strategic Trust
167.Strategy Shares
168.Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust
169.Syntax ETF Trust
170.Tekla World Healthcare Fund
171.Tema ETF Trust
172.Teucrium Agricultural Strategy No K-1 ETF, Series of Listed Funds Trust
173.Teucrium AiLA Long-Short Agriculture Strategy ETF, Series of Listed Funds Trust
174.Teucrium AiLA Long-Short Base Metals Strategy ETF, Series of Listed Funds Trust
175.The 2023 ETF Series Trust
176.The 2023 ETF Series Trust II
177.The Community Development Fund
178.The Finite Solar Finance Fund
179.The Private Shares Fund
180.The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust
181.Third Avenue Trust
182.Third Avenue Variable Series Trust
183.Tidal ETF Trust
184.Tidal Trust II
185.TIFF Investment Program
186.Timothy Plan High Dividend Stock Enhanced ETF, Series of The Timothy Plan
187.Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan
188.Timothy Plan International ETF, Series of The Timothy Plan
189.Timothy Plan Market Neutral ETF, Series of The Timothy Plan
190.Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan
191.Timothy Plan US Large/Mid Core Enhanced ETF, Series of The Timothy Plan
192.Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan
193.Total Fund Solution
194.Touchstone ETF Trust
195.TrueShares Eagle Global Renewable Energy Income ETF, Series of Listed Funds Trust
196.TrueShares Low Volatility Equity Income ETF, Series of Listed Funds Trust
197.TrueShares Structured Outcome (April) ETF, Series of Listed Funds Trust
198.TrueShares Structured Outcome (August) ETF, Series of Listed Funds Trust
199.TrueShares Structured Outcome (December) ETF, Series of Listed Funds Trust
200.TrueShares Structured Outcome (February) ETF, Series of Listed Funds Trust
201.TrueShares Structured Outcome (January) ETF, Series of Listed Funds Trust
202.TrueShares Structured Outcome (July) ETF, Series of Listed Funds Trust
203.TrueShares Structured Outcome (June) ETF, Series of Listed Funds Trust
204.TrueShares Structured Outcome (March) ETF, Series of Listed Funds Trust
205.TrueShares Structured Outcome (May) ETF, Listed Funds Trust
206.TrueShares Structured Outcome (November) ETF, Series of Listed Funds Trust
207.TrueShares Structured Outcome (October) ETF, Series of Listed Funds Trust
208.TrueShares Structured Outcome (September) ETF, Series of Listed Funds Trust
209.TrueShares Technology, AI & Deep Learning ETF, Series of Listed Funds Trust
210.U.S. Global Investors Funds
211.Union Street Partners Value Fund, Series of World Funds Trust
212.Variant Alternative Income Fund
213.Variant Impact Fund
214.VictoryShares Core Intermediate Bond ETF, Series of Victory Portfolios II
215.VictoryShares Core Plus Intermediate Bond ETF, Series of Victory Portfolios II
216.VictoryShares Corporate Bond ETF, Series of Victory Portfolios II
217.VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
218.VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II
219.VictoryShares Emerging Markets Value Momentum ETF, Series of Victory Portfolios II
220.VictoryShares Free Cash Flow ETF, Series of Victory Portfolios II
221.VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II
222.VictoryShares International Value Momentum ETF, Series of Victory Portfolios II
223.VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II
224.VictoryShares NASDAQ Next 50 ETF, Series of Victory Portfolios II
225.VictoryShares Short-Term Bond ETF, Series of Victory Portfolios II
226.VictoryShares THB Mid Cap ESG ETF, Series of Victory Portfolios II
227.VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
228.VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II
229.VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
230.VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
231.VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
232.VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II
233.VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
234.VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II
235.VictoryShares US Small Mid Cap Value Momentum ETF, Series of Victory Portfolios II
236.VictoryShares US Value Momentum ETF, Series of Victory Portfolios II
237.VictoryShares WestEnd US Sector ETF, Series of Victory Portfolios II
238.Volatility Shares Trust
239.West Loop Realty Fund, Series of Investment Managers Series Trust
240.Wilshire Mutual Funds, Inc.
241.Wilshire Variable Insurance Trust
242.WisdomTree Digital Trust
243.WisdomTree Trust
244.WST Investment Trust
245.XAI Octagon Floating Rate & Alternative Income Term Trust

Item 32(b)                          The following are the Officers and Manager of the Distributor, the Registrant’s underwriter.  The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Teresa Cowan	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	President/Manager	None
Chris Lanza Kate Macchia	Three Canal Plaza, Suite 100, Portland, ME 04101 Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President Vice President	None None
Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Kelly B. Whetstone Susan L. LaFond	Three Canal Plaza, Suite 100, Portland, ME 04101 111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	Secretary Treasurer	None None
Weston Sommers	Three Canal Plaza, Suite 100, Portland, ME 04101	Financial and Operations Principal and Chief Financial Officer	None

  Item 32(c)                          Not applicable.

Item 33. Location of Accounts and Records

The books, accounts and other documents required by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of:

(a) Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, Minnesota 55416, for records relating to the Trust and Allianz Investment Management LLC’s function as investment adviser

(b) Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101, for records relating to its function as principal underwriter

(c) Brown Brothers Harriman & Co., 50 Post Office Square, Boston, Massachusetts 02110, for records relating to its function as custodian, administrator, fund accountant and transfer agent

Item 34. Management Services

There are no management-related service contracts not discussed in Part A or Part B.

Item 35. Undertakings

Not Applicable

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Golden Valley and the State of Minnesota, on the 3rd day of March, 2025.

AIM ETF PRODUCTS TRUST
(Registrant)

	By:	/s/ Brian Muench
Brian Muench, Trustee, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Brian Muench	Trustee, President and	March 3, 2025
Brian Muench	Principal Executive Officer

/s/ Monique Labbe	Treasurer, Principal	March 3, 2025
Monique Labbe	Accounting Officer and Principal Financial Officer

/s/ Peggy L. Ettestad*	Trustee	March 3, 2025
Peggy L. Ettestad

/s/ Tamara Lynn Fagely*	Trustee	March 3, 2025
Tamara Lynn Fagely

/s/ Richard H. Forde*	Trustee	March 3, 2025
Richard H. Forde

/s/ Jack Gee*	Trustee	March 3, 2025
Jack Gee

/s/ Claire R. Leonardi*	Trustee	March 3, 2025
Claire R. Leonardi

*By:	/s/ Brian Muench Brian Muench Attorney-in-Fact (Pursuant to Power of Attorney filed herewith)

AIM ETF PRODUCTS TRUST
REGISTRATION STATEMENT
EXHIBITS INDEX

EX-99.(j)(i)	Consent of Independent Registered Public Accounting Firm.